FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

SOLID BASE FOR GROWTH INITIATIVE:
HSBC TRINKAUS & BURKHARDT AG
RESULTS FOR THE NINE MONTHS TO 30 SEPTEMBER 2013

• Net profit of €117.7m down by 6.2% compared to the first nine months of 2012 (€125.5m1)
• Net interest income of €124.3m down by €11m compared to the first nine months of 2012 (€135.3m)
• Net fee income for the first nine months of 2013 improved by €15.3m to €308.7m (€293.4m)
• Administrative expenses of €381.0m fell by 3.7% compared to the comparable period in 2012 (€395.7m1)
• Core tier 1 ratio of 11.6% at 30 September 2013 above future minimum regulatory requirements of Basel III (31 December 2012: 12.9%)

Overview
Despite the recent stabilisation in the eurozone, business confidence of banks remained challenging due to increasing regulatory demands, and related costs, and the impact of uncertainties over US monetary policy. Against this backdrop, HSBC Trinkaus produced a solid performance in the first nine months of 2013 due in part to successes in expanding its corporate banking business. Pre-tax profit of €163.5m for the period was 13.0% lower than for the first nine months of 2012 (€188.0m1). The decline was primarily due to the non-recurrence of a one-off gain in equity trading which arose in the second quarter of 2012. At €117.7m, net profit was 6.2% lower than the comparable period of 2012 (€125.5m1). These results provide further evidence of the stability of HSBC Trinkaus' business model and provide a solid base for the bank's strategic growth initiative. HSBC Trinkaus' medium-term strategic aim is to become one of the leading banks in Germany for internationally operating mid-market enterprises (MMEs) and large corporates.

The fall in core tier 1 ratio to 11.6% at 30 September 2013 reflects the impact of the growth in the corporate banking portfolio (31 December 2012:12.9%). At this level, HSBC Trinkaus fulfils the higher capital requirements under Basel III, while still having capital to support further business expansion. Furthermore, as the HSBC Group's principal subsidiary in Germany, HSBC Trinkaus is rated 'AA- (Stable)'by Fitch Ratings.

Financial commentary

Net interest income for the period fell by €11m to €124.3m (€135.3m in the first nine months of 2012).The fall reflected lower levels of interest income earned on financial assets and a narrowing of margins earned on the deposit-taking business in the continuing low interest rate environment.

There was a net loan impairment and other credit risk provisions charge of €5.1m in the first nine months of 2013 (net release of €1.4m in the comparable period of 2012). The charge related to a small number of individually assessed impairments of €4.0m and a €1.2m increase to collectively assessed impairments reflecting the growth in the corporate banking portfolio.

Net fee income improved by €15.3m to €308.7m (€293.4m in the first nine months of 2012). At €168.8m, revenues in the securities business, the main source of the Bank's fee-based business, were €9.8m lower than the comparable period in 2012 (€178.6m). This resulted from a fall in customer driven securities transactions volumes despite a rising equity market. This fall was more than offset by higher levels of foreign exchange and derivatives business fee income which rose by €3.5m to €64.4m (€60.9m) and fees earned in the credit business which grew by €8.4m to €18.9m (€10.5m). This growth in the credit business fee income was due in large part to fees earned from the lead arrangement of large syndicated loans in the corporate banking business, a focus of the Bank's growth initiative. Net fee income from Investment Banking also rose, from €6.6m to €12.5m, and also improved substantially, by €8.5m to €11.6m, in alternative investments.

Net trading income, as expected, at €78.3m was substantially lower than the €147.4m in first nine months of 2012 which included a one-off gain in equities trading. In addition, lower levels of treasury trading results and muted demand from retail investors for structured products also impacted net trading income.

Administrative expenses reduced by €14.7m to €381.0m (€395.7m1 in the first nine months of 2012). This reflected the benefit of a moderate decline in the size of the workforce following the organisational effectiveness programme and lower levels of variable staff costs. The 2013 administrative expenses were impacted by the exit costs relating to the withdrawal from Luxembourg, while 2012 included the costs relating to the organisational effectiveness restructuring provision. The cost efficiency ratio stood at 69.3% (2012: 67.9%) for the first nine months of 2013.

Income from financial assets improved by €3.6m to €13.1m for the first nine months of 2013.

Total assets increased by €2.9bn in the nine months from 31 December 2012 to €22.9bn. Customer deposits of €12.9bn (31 December 2012: €11.9bn) remain the Bank's primary source of financing.

Outlook
HSBC Trinkaus' results in the first nine months of 2013 continue to demonstrate the strength of its diversified client-focused business model. Thanks to HSBC Trinkaus being an integral part of the HSBC Group with access to HSBC's range of international products and services, the Bank is very well positioned to expand its business with upper SME segment corporate clients.

The Bank anticipates operating profit to be in line with prior-year levels for the 2013 financial year, providing that there is no significant deterioration in the current European economic trend, particularly relating to Germany. Although 2013 net profit will come under pressure from the additional expenses relating to the Bank's withdrawal from Luxembourg, HSBC Trinkaus is nevertheless expecting a satisfactory overall result.

1 Reported results for 2012 have been restated as a result of the implementation of changes to IAS 19 'Employee Benefits' and the decision of the Federal Labour Court (Bundesarbeitsgericht - BAG) on employee's rights under certain remuneration programmes and the consequential accounting treatment.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Note to editors:
HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its tradition of over 228 years as a trusted advisor to its clients. As one of the country's leading banks, it is also part of the HSBC Group, one of the world's largest banking and financial services organisations. The strength of the bank is its international connectivity. This is characterised by its detailed knowledge of the international markets, mainly the emerging markets, and its global network. Germany is one of the HSBC Group's priority growth markets.

With more than 2,500 employees, HSBC Trinkaus can be found in seven locations in Germany, in addition to the head office in Düsseldorf, and has access to the global network of HSBC. With total assets of €22.9bn and €142.2bn in funds under management and administration, HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (Stable)' by Fitch Ratings. The bank's central target groups are corporate, institutional, and wealthy private clients. (Figures as at 30 September 2013.)

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.
ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 12 November 2013